U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 29, 2005

VIA EDGAR TRANSMISSION

Christian Sandoe
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Room 5422
Washington, D.C. 20549

Dear Mr. Sandoe:

Re:       Builders Fixed Income Fund, Inc. (the “Fund”)
             Post-Effective Amendment (“PEA”) No. 13
             Filed March 1, 2005
             File Nos. 811-08273 and 333-30221

On behalf of the Fund, we are responding to your oral comments received Monday, April 18th, 2005 with respect to PEA No. 13. Our responses to your comments are set forth in the order in which the comments were given. PEA No. 14 to the Fund’s registration statement accompanying this letter includes a revised Prospectus and SAI that incorporates your comments as noted below and certain non-material changes.

In connection with this filing, the Fund hereby states the following:
1.
The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management is responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

The Fund’s responses to your comments are as follows:

Prospectus

1.	Page 3, first paragraph. Recommend adding the actual range of the Fund’s duration

Response: The sentence will be modified to add the recommended disclosure.

The Fund’s weighted average effective duration will be within 30% of the duration of the Lehman Aggregate Bond Index, which currently is 4.5 years with the current range being 3.15 to 5.85 years.

2.	Page 4, Principal Risk. Recommend adding foreign risk, high yield risk, preferred stock risk and derivatives risk.

Response: The Fund invests primarily in fixed income securities. Fixed income securities in which the Fund may invest include foreign government bonds, high yield bonds, preferred stocks and derivatives. These securities are only a sub-set of securities in which the Fund may invest and do not constitute principal types of securities in which the Fund invests. As requested, however, disclosure for foreign risk is added to page 13 under the section “Other Risk”. Disclosure of high yield risk and derivative risk also appears in this section. The use of preferred stocks is not a principal strategy and, as a result, preferred stock risk is included in the Fund’s SAI.

3.	Page 5, performance chart. Confirm that after tax performance is not required.

Response: As stated on the back cover page of the Fund’s prospectus, “This Prospectus is intended for use in connection with defined benefit Taft-Hartley plans, defined contribution plans and other tax-deferred arrangements.”

4.	Page 7, Principal Investment Strategies. Recommend adding all the principal strategies that are listed in this section to the Risk/Return Summary starting on page 3.

Response: This section contains disclosure for investment strategies that supplement the principal investment strategies described on page 3. As a result, the section headings on page 7 are renamed “Principal and Other Investment Strategies” and “Principal and Other Risks.”

5.	Page 14, Portfolio Managers. The disclosure is not clear who the team leader is - is it Martin Schafer? If yes, please add that he the team leader for the Fund and when he began managing the Fund.

Response: The following disclosure is modified:

Martin Schafer - Portfolio Manager. Marty is a portfolio management team leader for Principal and the Fund. ………Marty joined the firm in 1977 and began managing the Fund in 2000.

6.	Page 14, Portfolio Managers. Recommend amending the disclosure for Larry Post. It is not clear what he has done from 1992 to 2003.

Response: The following sentence will be modified as follows:

Larry Post. Larry joined the Principal Financial Group in 2003 with over 30 years of investment experience, including 25 years in the high yield bond area. From 1992 to 2003, he founded Post Advisory Group, Inc., the predecessor firm to Post Advisory Group, LLC. Prior to 1992, he founded the high yield bond department at Smith Barney, and subsequently served as director of high yield research at Salomon Brothers and co-director of research and senior trader at Drexel Burnham Lambert. Larry received an MBA in Business Administration from the University of Pennsylvania’s Wharton School of Business and a Bachelor’s degree from Lehigh University.

7.	Page 15, 2nd paragraph after “Pricing of Fund Shares”. Recommend changing the word “may” to “will” for when the subadviser will provide fair values when a market value no available.

Response: The word is changed.

8.	Page 19, Policy on Market Timing. The Policy has a lot of discretion. Clarify and identify any circumstances where restrictions will not be imposed.

Response: The Fund is marketed primarily to institutional Taft-Hartley Plans, and it has a $1 million initial investment requirement. The Fund has a relatively small number of large shareholders who trade in Fund shares infrequently and typically only after a lengthy investment process involving review by the plan’s board of trustees, investment committee and independent consultant. This is not a retail fund of the type targeted by market timers. In response to your comments, however, the following disclosure is revised:

Prohibition on Market Timing. The Fund discourages market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short term market movements. Market timing may result in dilution of the value of the Fund’s shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders. The Fund typically requires a minimum initial purchase of $1 million and markets its shares directly to Taft-Hartley plans and other tax-exempt investors. To discourage market timing activity, the Fund will restrict or refuse purchases by market timers and it reserves the right to reject any purchase order for any reason, including purchase orders that it does not think are in the best interests of the Fund or its shareholders or if the Fund thinks that trading is abusive. The Fund has not entered into any arrangements with any person to permit frequent purchases and redemptions of Fund shares. The Fund will uniformly reject any purchase request that it regards as disruptive to efficient portfolio management. The Board of Directors believes that the procedures described above reasonably should discourage market timing.

STATEMENT OF ADDITIONAL INFORMATION

9.	Page 16, Non-Fundamental Policies. Recommend adding disclosure about the Fund’s non-fundamental policy as required by the SEC Name Rule.

Response: The disclosure will be added as follows:

6.
Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in fixed income securities. The Fund will provide shareholders with at least 60 days notice prior to any change in this non-fundamental policy.

10.	Page 17, Portfolio Disclosure, 2nd sentence. Recommend that for the Fund, it should state that “the Board of Directors” may disclose information regarding the portfolio securities.

Response: The sentence is modified as follows:

The Fund’s Chief Compliance Officer, the Manager and the Subadviser may disclose information regarding the Fund’s portfolio securities only in a manner consistent with the antifraud provisions of the federal securities laws and applicable fiduciary duties and in accordance with policies adopted by the Fund’s Board of Directors.

11.	Page 18, Portfolio Disclosure. Add disclosure for the following:
	(a)	No. 1 - identify the entity of the pricing service that is used to obtain prices.
	(b)	No. 4 and 5 - provide time lag between current and time the information is given.
	(c)	Describe any policy the Fund has to monitor the use of information that is disclosed.
	(d)	Describe how the Fund oversees this policy.
	(e)	Describe policy regarding compensation for portfolio disclosure.
	(f)	Describe procedures to ensure the disclosure is in the best interest of the Fund including resolutions for conflict of interest.

Response: The section will be updated as follows.

PORTFOLIO DISCLOSURE

The Fund files a schedule of portfolio investments with the SEC on Form N-Q within 60 days after the end of the Fund’s first and third fiscal quarters, and in connection with the N-CSR filing after the close of its second and fourth fiscal quarters. The Fund’s Chief Compliance Officer, the Manager and the Subadviser may disclose information regarding the Fund’s portfolio securities only in a manner consistent with the antifraud provisions of the federal securities laws and applicable fiduciary duties and in accordance with policies adopted by the Fund’s Board of Directors. Divulging nonpublic portfolio holdings to selected third parties is permissible only when the Fund has a legitimate business purpose for doing so and the recipients are subject to a duty of confidentiality, including a duty to not trade on the non-public information. The Fund, the Manager and the Subadviser each have adopted a policy of disclosing portfolio holdings information to third parties only to the extent required by federal law, and to the following third parties, so long as such third party has agreed, or is legally obligated, to maintain the confidentiality of the information:

1. Daily to the Fund’s fund accountant, Unified Fund Services, Inc., to obtain prices for portfolio securities;
2. Monthly to Wilshire Associates in connection with portfolio analytics provided by Wilshire to assist the Subadviser in monitoring the Fund’s performance;
3. Upon proper request to government regulatory agencies or to self regulatory organizations;
4. On a calendar quarter basis with a lag of five to fifteen business days to Deloitte & Touche LLP, the Fund’s independent registered public accounting firm, in connection with the performance of the services provided by Deloitte & Touche LLP to the Fund;
5. On a calendar quarter basis with a lag of five to fifteen business days to Lipper Analytical Services and Morningstar to facilitate analysis provided by those rating organizations;
6. To the Subadviser’s proxy service provider to facilitate voting of proxies;
7. To the Fund’s custodian or fund accountant in connection with the services provided by such parties to the Fund; and
8. To such other third parties, such as investment consultants to potential new shareholders of the Fund, as approved in writing by the Chief Compliance Officer or legal counsel of the Fund, the Manager or the Subadviser; when the Fund has a legitimate business purpose for doing so and the recipients are subject to a duty of confidentiality, including a duty to not trade on the non-public information, prior to the release of the information.

Any agreement by which the Fund or any party acting on behalf of the Fund agrees to provide Fund portfolio information to a third party, unless the third party is a regulator or has a duty to maintain the confidentiality of such information, must be approved by the Fund’s CCO, the President of the Fund, the appropriate service provider’s CCO or legal counsel for the Fund or service provider prior to information being provided to the third party.

The Fund’s Chief Compliance Officer will review the adequacy and effectiveness of the Fund’s portfolio holdings disclosure policy (and any related procedures) at least annually and recommend changes, if appropriate, to the Board. In addition, the Board will review the adequacy and effectiveness of this policy (and any related procedures) at least annually and consider the recommendations, if any, of the Chief Compliance Officer. The Fund’s portfolio holdings information may not be disseminated by the Fund or any of its service provider for compensation.

The Fund’s Chief Compliance Officer will consider any actual or potential conflicts of interest between the service provider and the Fund’s shareholders and will act in the best interest of the Fund’s shareholders with respect to any such disclosure of portfolio holdings information. If a potential conflict can be resolved in a manner that does not present detrimental effects to the Fund’s shareholders, the Chief Compliance Officer may authorize release of portfolio holdings information. Conversely, if the potential conflict cannot be resolved in a manner that does not present detrimental effects to the Fund’s shareholders, the Chief Compliance Officer will not authorize such release.

12.	Page 29, Compensation of Portfolio Mangers. The following recommendations were made:
	(a)	When listing “base salary” confirm that this is fixed.
	(b)	Be more specific as to what benchmark and/or peer group is used for the performance.
	(c)	Add a disclosure regarding conflict of interest
(d)
Last paragraph on pg. 29 - “One hundred percent of the performance incentive s for the portfolio managers and research analyst are based on their respective contribution to performance of the investment products rather than growth of assets” How is this deteremined?

Response: The section will be updated as follows.

Principal Global Investors offers all employees a nationally competitive salary and incentive compensation plan that is evaluated annually. Percentages of base salary versus performance bonus vary by position but are based on nationally competitive market data and are consistent with industry standards. Total cash compensation is targeted at the median of the market and benefits are targeted slightly above median. The investment staff is compensated under a fixed base salary plus variable annual bonus (incentive compensation). The incentive compensation plan for fixed income portfolio managers is 80% weighted to investment performance and 20% weighted to Principal Global Investors annual performance score. The target incentive for fixed income portfolio managers ranges from 105% to 150% of actual base earnings, depending on job level.

•              Investment performance is based on gross performance versus a benchmark, peer group or both, depending on the client mandate. Investment performance for the Fund is based on gross performance versus the Lehman Brothers Aggregate Bond Index.

• Performance versus peers and a benchmark is measured for a period up to five years (shorter if the portfolio manager has managed the respective portfolio for a period less than five years).

•             Versus the peer group, 100% of target incentive is achieved if the portfolio performance is 35th percentile. No payout is realized if performance is below 50th percentile. 200% payout is achieved at 15th percentile or better for the respective period.

• Versus the benchmark, 100% of target incentive is achieved at certain levels of outperformance, which vary by portfolio. No payout is realized for performance at or below the level of the benchmark.

As a wholly owned subsidiary of Principal Financial Group, all Principal Global employees are eligible to participate in our Employee Stock Purchase Plan that allows them to purchase company stock at a 15% discount each quarter. In addition, through our 401(k) plan, employees are able to contribute to an Employee Stock Ownership Plan (ESOP) through which they can buy additional company stock.

Spectrum Asset Management, Inc. professionals are paid a fixed base salary that comprises between 50-70% of their total compensation. The balance consists of quarterly and a year-end performance bonus that is based on overall firm revenues (25% weighting), assets under management (25%), and individual performance and contributions to the investment team (50%).

Salaries of the senior executive and investment staff are benchmarked against national compensation levels of asset management firms and the bonus is driven by investment performance and factors described earlier, such that top quartile fund performance generates top quartile compensation.

The compensation for the Post Advisory Group, LLC senior investment professionals is comprised of base salary, bonus pool and certain other performance incentives. Incentives, in the form of an annual bonus, are determined based on the overall performance of the firm.

Post Advisory Services, LLC has established a pool of 30% of the net revenue to compensate employees for contributions to the success of the organization. The management team makes the final determination of the relative amount allocated to each individual.

There is no conflict of interest between the Fund and the Subadviser’s other investment accounts.

If you have additional questions, please do not hesitate to contact me at (909) 592-7892.

Sincerely,

/s/ Joy Ausili

Joy Ausili
U.S. Bancorp Fund Services, LLC

CC: John Stewart
   President, Capital Mortgage Management, Inc.
Dee Anne Sjögren, Esq.
   Thompson Coburn LLP